[redacted]

SECURITI N

15027096

SEC MAIL PROCESSING SECTION
RECEIVED
JUN - 1 2015
WASH, D.C.
201

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2014 (MM/DD/YY) AND ENDING March 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KW Securities Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:

100 Larkspur Landing Circle, Ste 200

(No. and Street)

Larkspur	**CA**	**94939**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence A. Krause **415-925-4310**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Edward Richardson, Jr., CPA

(Name – *if individual, state, last, first, middle name*)

15565 Northland Drive, Suite 508 West	**Southfield**	**MI**	**48075**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN OR WITHOUT of the State of California)

I, **Lawrence A. Krause**, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 29th day of May, 2015, at

Larkspur, California.

(Signature of person signing)

President
(Title of person signing report)

KW Securities Corporation
(Name of Licensee)

008237
(File Number)

INSTRUCTIONS:

If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.

OATH OR AFFIRMATION

I, Lawrence A. Krause, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of KW Securities Corporation, as of March 31, 2015, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Subscribed and sworn to before me
this ____ day of _________ 2015

See Attached

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Operations.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements for broker and dealers under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal control.
☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment *of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

CALIFORNIA JURAT

State of California)

County of Marin)

Subscribed and sworn to (or affirmed) before me on this 29th day

of May, 2015, by Lawrence A Krause

______________________________,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]

JUSTIN SWIFT
COMM. #1952586
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires September 17, 2015

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

This certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ______________.

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ______ Entry # ______

Notary contact: ______________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

© Copyright 2007-2014 Notary Rotary, Inc. PO Box 41400, Des Moines, IA 50311-0507. All Rights Reserved. Item Number 101884. Please contact your Authorized Reseller to purchase copies of this form.

KW SECURITIES CORPORATION
March 31, 2015

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
KW Securities Corporation
One Market, Landmark
San Francisco , CA 94105

Report on the Financial Statements

I have audited the accompanying statement of financial condition of KW Securities Corporation as of March 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of KW Securities Corporation management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KW Securities Corporation as of March 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of KW Securities Corporation financial statements. Supplemental Information is the responsibility of KW Securities Corporation's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation

to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
May 22, 2015

KW Securities Corporation
Statement of Financial Condition
March 31, 2015

Assets

Cash	$	8,217
Deposit with clearing-broker		50,000
Commissions receivable		16,316
Total assets	$	74,533

Liabilities and Stockholder's Equity

Liabilities:		
Due to parent	$	8,000
Accounts payable and accrued expenses		8,544
Total liabilities		16,544
Stockholder's equity:		
Common stock, $1 par value:		
Authorized: 500,000 shares;		
Issued and outstanding: 4,500 shares		4,500
Retained earnings		53,489
Total stockholder's equity		57,989
Total liabilities and stockholder's equity	$	74,533

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Operations
Year Ended March 31, 2015

Revenues:	
Commissions	$ 167,407
Interest and dividends	564
Other	15,052
Total revenues	183,023
Expenses:	
Management fees	40,873
Professional fees	24,210
Clearing and brokerage	18,768
Payroll and Commissions	75,800
Rent	6,000
Licenses, fees and other	13,390
Total expenses	179,041
Net income	$ 3,982

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2015

	Capital Stock			
	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balances, April 1, 2013	4,500	$ 4,500	$ 49,506	$ 54,006
Net income	-	-	3,982	3,982
Balances, March 31, 2014	4,500	$ 4,500	$ 53,488	$ 57,988

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Cash Flows
Year Ended March 31, 2015

Cash flows from operating activities:	
Net income	$ 3,982
Adjustments to reconcile net income to net cash provided by operating activies:	
Decrease in commissions receivable	(8,484)
Increase in due to parent	8,000
Decrease in accounts payable and accrued expenses	2,544
Total adjustments	2,060
Net cash provided by operating activities	6,042
Cash, beginning of year	2,175
Cash, end of year	$ 8,217

See Accompanying Notes to Financial Statements

1. Summary of Business and Significant Accounting Policies

Business

KW Securities Corporation (the "Company") is a California corporation formed in 1980. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). RBC Dain Correspondent Services (the "Clearing Broker") provides clearing services to the Company.

Method of Accounting

The Company has prepared these financial statements in conformity with accounting principles generally accepted in the United States, and uses the cash method of accounting for income tax purposes.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Commissions Receivable

The Company clears securities transactions through the Clearing Broker who collects commissions earned and remits to the Company its share of commissions collected. Commission receivable represent amounts due from the Clearing Broker.

Revenue Recognition

Commission revenue and related expenses arising from securities transactions are recorded on a trade-date basis as reported by the Clearing Broker or the mutual fund or the variable annuity sponsor. Commission revenues primarily include commissions from customer securities transactions executed and cleared through the Clearing Broker and commissions and fees earned from registered investment companies and life insurance companies for sales of mutual fund shares and variable annuities.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. and is included in the consolidated income tax returns filed by its parent company. A portion of the consolidated income tax liability is allocated to the Company, as if the Company had filed separate income tax returns. There was no liability allocated to the Company for the year ended March 31, 2015.

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2009.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Indemnifications

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant such contracts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2015, the Company had net capital of $57,989 which was $32,989 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 2.853 to 1.

4. Related Party Transactions

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. (the "Parent") and has entered into an expense-sharing agreement with the Parent whereby the Company reimburses the Parent for a pro-rata share of overhead expenses allocable to its operations. During the year ended March 31, 2015, the Company paid a net of $40,873 ($86,000 less $45,127 in allocated expenses) as a reimbursement to the Parent for its share of expenses; such payments are reported as "management fees" in the accompanying statement of operations. As of March 31, 2015, the Company had $8,000 payable to the Parent for management fees, which is recorded as "due to parent" in the accompanying statement of financial condition.

5. Deposit with Clearing-Broker

Under the Company's clearing agreement, a good faith deposit of $50,000 is required to be held at the Clearing Broker. As of March 31, 2015, the Company had $50,000 on deposit with the Clearing Broker.

6. SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenues.

7. Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 22, 2015, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTARY INFORMATION

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended March 31, 2015

K W Securities Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended March 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$ 57,989.00
Nonallowable assets:		
Other Assets	0.00	
Fixed Assets	0.00	
Accounts receivable – other	0.00	(0.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 57,989.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 1,103.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 25,000.00
Net capital requirement	$ 25,000.00
Excess net capital	$ 32,989.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 16,544.00
Percentage of aggregate indebtedness to net capital	28.53%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as March 31, 2015	$ 57,989.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	57,989.00
Reconciled Difference	$ (0.00)

K W Securities Corporation
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended March 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is RBC.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at April 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at March 31, 2015	$ -

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KW Securities Corporation as of March 31, 2015

1. Total ownership equity from Statement of Financial Condition			$ 57,989	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			57,989	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			57,989	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) 12b-1 fees receivable		3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges		3610		3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			57,989	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted Securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			$ 57,989	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KW Securities Corporation as of March 31, 2015

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$ 1,103	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	25,000	3758
13.	Net capital requirement (greater of line 11 or 12)	25,000	3760
14.	Excess net capital (line 10 less 13)	32,989	3770
15.	Net capital less greater of 10% of line 19 or 120% of line 12	57,989	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			16,544	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820		3830
19.	Total Aggregate indebtedness			16,544	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			28.53%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24.	Net capital requirement (greater of line 22 or 23)		3760
25.	Excess capital (line 10 or 24)		3910
26.	Net capital excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

KW Securities Corporation
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
March 31, 2015

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

KW Securities Corporation
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
March 31, 2015

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

KW Securities Corporation
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
For The Year Ended March31,2015

1. Reconciliation of Computation of Net Capital with Company's Computation (included in Part II of Form X-17A-5 as of March 31, 2015)

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 54,006	$ 6,000	12.35%
Adjustments:			
12b-1 fees receivable - NA	(5,441)	-	
Computation per Schedule I (audited)	$ 48,565	$ 6,000	12.35%

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
KW Securities Corporation

In planning and performing our audit of the financial statements of KW Securities Corporation (the "Company"), as of and for the year ended March 31, 2015 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California
May 24, 2015

REPORT ON BROKER DEALER EXEMPTION

For the year ended March 31, 2015

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

May 22, 2015

To the Board of Directors
K W Securities Corporation
100 Larkspur Landing Circle
Suite 200
Larkspur, CA 94939

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) K W Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which K W Securities Corporation claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) K W Securities Corporation stated that K W Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. K W Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about K W Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA